UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the legal opinion of Seward & Kissel LLP rendered on June 20, 2012 in connection with the shares of common stock, par value of $0.03 per share, of Euroseas Ltd. (the "Company") to be issued pursuant to its completed rights offering.  Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 filed with the SEC with an effective date of February 17, 2012 (Reg. Stmt. No. 333-177014) as Exhibit 5.1.1 thereto.

Exhibit 1

June 20, 2012

Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

Re:  Euroseas Ltd.

Ladies and Gentlemen:

We have acted as counsel to Euroseas Ltd. (the "Company") in connection with (i) the preparation of the Company's Registration Statement on Form F-3 (File No. 333- 177014) (the "Registration Statement") as filed with the U.S. Securities and Exchange Commission (the "Commission") on September 26, 2011, as thereafter amended or supplemented, with respect to the public offering of (A) up to an aggregate of $400,000,000 of securities by the Company, which may include common shares, preferred shares, debt securities, which may be guaranteed by guarantees issued by one or more of the Company's subsidiaries, warrants, purchase contracts and units and (B) 11,177,956 common shares of the Company, par value $0.03 per share, by Friends Investment Company Inc., as the selling shareholder, and the prospectus of the Company included in the Registration Statement (the "Base Prospectus") and (ii) the preparation of a supplement dated May 25, 2012 to the Base Prospectus (the "Prospectus Supplement" and together with the Base Prospectus, the "Prospectus") pursuant to which to the Company will issue up to 13,852,094 shares of common stock, par value of $0.03 per share, of the Company in connection with a rights offering (the "Rights Offering Shares").

We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the Prospectus and (iii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact which are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of the Republic of the Marshall Islands, the Rights Offering Shares have been duly authorized and are legally issued, fully paid and non-assessable.

This opinion is limited to the law of the State of New York and the Federal law of the United States of America and the laws of the Republic of the Marshall Islands as in effect on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to be incorporated into the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Base Prospectus and the Prospectus Supplement, without admitting we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours,

/s/ Seward & Kissel LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: June 20, 2012	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President